EXHIBIT 99.3

RADA Radar Selected by a Leading European Defense Contractor

RADA's Tactical Multi-Mission Hemispheric Radar provides volume surveillance and detection of multiple threat types including, UAVs, manned aircraft, mortars and rockets

Netanya, Israel, July 6, 2015 RADA Electronic Industries of Netanya, Israel (NASDAQ: RADA) announces the purchase by a leading European defense contractor of a Multi-Mission Hemispheric Radar (MHR). This contractor is the second major European defense contractor that purchased RADA’s MHR. The radar, which will be embedded in a test system by the contractor, will be delivered before the end of 2015.

The MHR -- an S-Band, software-defined, Pulse-Doppler, active electronically scanned array radar -- has sophisticated beam forming capabilities and advanced signal processing, provides multiple missions on each radar platform, and offers unprecedented performance-to-price ratio. It is compact and mobile, delivering ideal organic, tactical surveillance solutions for force and border protection applications such as counter rockets and mortars, counter unmanned aerial systems, ground moving target indicator and air surveillance.

Zvi Alon, RADA's CEO, remarked, "We are very happy with the selection of our MHR by another major defense contractor in Europe. It is an additional vote of confidence by a world-leading defense contractor for the unique capabilities that the MHR has to offer in this field. We are confident that the radars ordered during the last few weeks indicate the broad industry recognition of their advantages.”

About RADA

RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The Company specializes in the development, production, and sale of Tactical Land Radars for Force and Border Protection, Inertial Navigation Systems for air and land applications, and Avionics Systems and Upgrades.

Contact Details:

RADA
Dov Sella (CBDO)
Tel: +972-9-892-1111
mrkt@rada.com
www.rada.com